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                                                                                               EXHIBIT 12

                            AEP TEXAS NORTH COMPANY
               Computation of Ratios of Earnings to Fixed Charges
                        (in thousands except ratio data)

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                                                              Year Ended December 31,
                                                     1998      1999      2000     2001       2002
Earnings:
  Income (Loss) Before Extraordinary Item          $37,725   $31,867   $27,450   $12,310   $(13,677)
  Plus Federal Income Taxes                         28,088     4,187     5,315    16,760      2,806
  Plus State Income Taxes                             -         -         -        1,973     (1,363)
  Plus Provision for Deferred Income Taxes          (6,626)   12,025     9,401   (11,891)   (12,275)
  Plus Deferred Investment Tax Credits              (1,321)   (1,274)   (1,271)   (1,271)    (1,271)
  Plus Fixed Charges (as below)                     24,932    25,083    24,923    24,916     21,885
     Total Earnings                                $82,798   $71,888   $65,818   $42,797   $ (3,895)

Fixed Charges:
  Interest on Long-term Debt                       $20,352   $20,352   $18,017   $16,842   $ 17,174*
  Interest on Short-term Debt                        4,580     4,731     6,503     7,563      4,051*
  Estimated Interest Element in Lease Rentals         -         -          403       511        660
     Total Fixed Charges                           $24,932   $25,083   $24,923   $24,916   $ 21,885

Ratio of Earnings to Fixed Charges                    3.32      2.86      2.64      1.71      (0.17)

* Certain  amounts have been  reclassified  between  interest on short-term  and
long-term   debt   compared   to  periods   prior  to  January  1,  2002.   This
reclassification had no affect on the ratio.
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